

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 28, 2017

Steven Johnston
President and Chief Executive Officer
Cincinnati Financial Corporation
6200 S. Gilmore Road
Fairfield, Ohio 45014

   Re: Cincinnati Financial Corporation
     Registration Statement on Form S-3
     Filed November 17, 2017
     File No. 333-221629

Dear Mr. Johnston:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Jeffrey Gabor at 202-551-2544 with any questions.

             Division of Corporation Finance
             Office of Healthcare & Insurance

cc: J. Eric Quinn